W. BRINKLEY DICKERSON, JR. 404.885.3822 telephone 404.962.6743 facsimile brink.dickerson@troutmansanders.com	TROUTMAN SANDERS LLP Attorneys at Law Bank of America Plaza 600 Peachtree Street, NE, Suite 5200 Atlanta, GA 30308-2216 404.885.3000 telephone troutmansanders.com

January 19, 2012

VIA EDGAR AND FEDERAL EXPRESS

Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 3-08

Washington, D.C. 20549

Attn: Dean Suehiro

Re:	Arris Group, Inc.
Form 10-K for the year ended December 31, 2010
Filed February 25, 2011
File No. 000-31254

Dear Mr. Suehiro:

Attached are three items that collectively are responsive to the questions that you raised last week.

First, attached are a memo from the finance group at Arris and a related spreadsheet that summarizes the financial analysis of the patent claim. As you will see, Arris valued both the historical and prospective portions of the claim on a risk adjusted basis. It then discounted that valuation to reflect collectability.

Second is a memo from December 2010 prepared by Arris’ in-house IP counsel relating to his views on the litigation.

Third, I have attached a copy of the MCS-related exhibits from the Deloitte valuation report with respect to the goodwill calculation.

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We appreciate the assistance the Staff has provided with its comments on our filings. We will be pleased to respond promptly to any requests for additional information or material that we may

ATLANTA         CHICAGO         HONG KONG         NEW YORK         NEWARK         NORFOLK         ORANGE COUNTY         PORTLAND

RALEIGH         RICHMOND         SAN DIEGO         SHANGHAI         TYSONS CORNER         VIRGINIA BEACH         WASHINGTON, DC

Securities and Exchange Commission

January 19, 2012

provide in order to facilitate your review. If you have any questions please do not hesitate to call me at (404) 885-3822.

Very truly yours,

/s/ W. Brinkley Dickerson, Jr.
W. Brinkley Dickerson, Jr.

cc:	Mr. David Potts (Arris)
Mr. Larry Margolis (Arris)

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CONFIDENTIAL TREATMENT REQUESTED FOR PORTIONS OF THIS DOCUMENT

Date:	January 13, 2012

To:	Brink Dickerson

From:	Joe Zavacky

Memo Re: Calculation of FV of Litigation

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ARRIS Group, Inc. Confidential	Page 1

804 Patent Analysis

Attorney Client Privledge - Highly Confidential

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CONFIDENTIAL TREAT REQUESTED FOR PORTIONS OF DOCUMENT

ATTORNEY CLIENT - HIGHLY CONFIDENTIAL

Attorney Client Privilege – Attorney Work Product

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CONFIDENTIAL TREATMENT REQUESTED FOR PORTIONS OF THIS DOCUMENT

Date:	9 December 2010

To:	File

Memo:	REGARDING THE MOTION FOR CONTEMPT AGAINST SEACHANGE

BACKGROUND FACTS

nCube sued SeaChange claiming that the SeaChange Video On Demand products infringed the ‘804 patent. nCube prevailed in the trial court in 2002. The jury found that SeaChange infringes claims 1-4, 6-10, 12, and 14 of the ‘804 patent and that nCube should be awarded a 7% royalty on SeaChange’s sales of accused products dating back to the date the law suit was filed. Further, based on the jury’s finding that SeaChange was willfully infringing, the district court awarded double damages and granted nCube 2/3 of its attorneys’ fees. SeaChange appealed the trial courts findings, and, in 2006, SeaChange lost its appeal.

SeaChange then filed an ex parte Re-examination of the ‘804 patent with the US patent office in an attempt to invalidate the patent. SeaChange’s Re-examination request presented large amounts of prior art, but failed. The claims of the 804 patent were basically upheld by the patent office (two claims were merged into one but those claims are not the subject of the Motion for Contempt).

We are now seeking to enforce the earlier court order.

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Highly Confidential – Attorney Client Privilege – Attorney Work Product

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CONFIDENTIAL TREATMENT REQUESTED FOR PORTIONS OF THIS DOCUMENT

Arris Group, Inc.

VALUATION SERVICES IN CONNECTION WITH

ASC 350 GOODWILL IMPAIRMENT TESTING

AS OF OCTOBER 1, 2010